[Transamerica Financial Life Insurance Company]

May 20, 2008

Mr. Craig Ruckman

Office of Insurance Products

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-0506

Re:	Transamerica Financial Life Insurance Company
Separate Account VA YNY
Flexible Premium Variable Annuity – N
File Nos. 333-147041/811-22138

Dear Mr. Ruckman:

Enclosed are courtesy copies of the prospectus and statement of additional information marked to show the changes made in response to the comments made in your letter dated December 28, 2007 on the above referenced initial filing for Flexible Premium Variable Annuity - N (File No. 333-147041, as filed on October 31, 2007, by Transamerica Financial Life Insurance Company (the “Company”) on behalf of Separate Account VA YNY.

The following paragraphs provide the Company’s responses to the written comments set forth in your December 28, 2007 letter. For your convenience, I have restated those comments below, and followed each comment with the Company’s response. The page numbers in the responses below refer to the [marked] copy of the prospectus.

1. General

a.	Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company’s guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

Response:	The Company has not entered into any guarantee arrangements or support agreements with third parties and will be primarily responsible for paying out on any guarantees associated with the Policy.

b.	Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as that associated with the EDGAR class identifier filed on October 31, 2007 under the file number 333-147041.

Response:	The EDGAR class identifier has been updated with the Marketing name, Transamerica Axiom.

c.	Please move all numeric examples illustrating the operation of the optional benefits from the Statement of Additional Information into the prospectus.

Response:	The Company has moved the numerical examples to an appendix in the prospectus.

2.	Summary (pp. 5-9)

a.	In the first bullet point on page 8, please disclose that if an investor were to select the benefit, their investment options would be limited to certain designated investment choices and that the insurer reserves the right to reallocate funds from options the contract owner chooses in order to support the guarantees.

Response:	The Company has revised the description of the Living Benefits Rider to provide that the Company will monitor the policy value of each policy owner who elects the rider and, as the Company deems necessary to support the guarantees under the rider, may transfer amounts back and forth between investment choices that it designates and the variable investment choices that the policy owner has selected. (See page 12.)

b.	In the second bullet point on page 8, please disclose that if an investor were to select the benefit, their investment options would be limited to certain designated investment choices.

Response:	The Company has revised the description of the Retirement Income Choice Rider to provide that a policy owner who elects that rider must allocate 100% of his/her policy value to one or more designated investment choices. (See page 12.)

3.	Fee Table and Expense Examples (pp. 10-12)

a.	Policy Owner Transaction Expenses: Please insert a footnote briefly describing the Special Service Fee.

Response:	The Company has added a note describing the Special Service Fee. (See page 17.)

b.	Fee Table: Please define Account Value and distinguish that term from Policy Value used elsewhere, or if those terms relate to the same value, please choose one for consistency.

Response:	Policy Value refers to the aggregate amount invested in the fixed account investment option and in the subaccounts available under a policy. Account Value refers to amounts invested in the subaccounts available under the policy. Both terms are used because, among other things, some fees do not apply to the fixed account. To clarify the distinction between these terms, we have changed Account Value to Separate Account Value, and added a new defined term Separate Account Value to the Glossary of Terms in the prospectus and statement of additional information (SAI). (See page 8.)

c.	Fee Table: Please clarify whether the expenses described are current or maximum. If the fees shown are the current fees, please also clearly disclose the maximum fees. See Form N-4, Item 3(a), Instruction 5.

Response:	The Company confirms that the expenses presented in the fee table are maximum charges. Any current charges disclosed in addition to the maximum charges, are clearly designated and not more prominent than the maximum charges.

d.	Please provide the highest and lowest Total Portfolio Annual Operating Expenses on page 10. Please also confirm that the table reflects acquired fund fees and expenses, as necessary.

Response:	The table of Total Portfolio Annual Operating Expenses shows the lowest and highest total operating expenses charged by the underlying fund portfolios for the year ended December 31, 2007. The Company confirms that the table reflects, as applicable, any acquired fund fees and expenses of which the Company is aware. The Company must rely on the funds it invests in directly for information about funds that they invest in.

4.	Expenses (pp. 21-24)

a.	Please disclose the fees charged for the Access Rider in the discussion on page 21.

Response:	Disclosure of the fee has been added. (See page 29.)

b.	At the end of page 22, the prospectus repeats a sentence. Please delete the redundant sentence.

Response:	The duplication has been deleted.

5.	Access to Your Money (pp. 24-25)

After listing the two ways an investor can access funds during the accumulation phase, please include a cross-reference to the discussion of systematic payouts on page 33.

Response:	The requested cross-reference has been added. (See page 31.)

6.	Annuity Payments (pp. 25-27)

The prospectus discusses the assumed investment return on page 26. Please make assumed investment return a defined term and add it to the glossary.

Response:	The Company has defined the term in the “Glossary of Terms.” (See page 7.)

7.	Death Benefit (p. 27)

The prospectus states that the death benefit will be the greatest of three values, two of which are the policy value and the cash value. The prospectus also notes on page 4 that cash value is policy value less applicable surrender and rider charges. Please clarify supplementally whether cash value might in any circumstances exceed policy value or delete the reference to cash value as one of the three values to be considered.

Response:	In response to this comment, the Company has deleted the reference to cash value as one of the three values to be considered. (See pages 34-35.)

8.	General Comments on Riders

a.	The language at the end of each of the riders described in the prospectus supplement states that the section only summarizes that rider. Please clarify that the section in fact describes all material rights and obligations of an investor electing the features provided by that rider.

Response:	The Company believes that the prospectus disclosure regarding each of the riders available under the policy explains the material features of the rider and has revised the prospectus disclosure describing each of the riders accordingly. See our letter to you, dated December 17, 2007, regarding Separate Accounts VA Y (File No. 333-131987) and VA C (File No. 333-83957).

b.	The Living Benefits Rider and the Retirement Income Choice both provide investors with guaranteed minimum withdrawal benefits (GMWBs). So long as there is a situation in which a potential investor may have the option to choose between the two riders, language should be added to the beginning of the first rider that describes the circumstances an investor should consider when deciding among the riders.

Response:

As the prospectus disclosure provides, the Living Benefits Rider and the Retirement Income Choice Rider may vary for certain policies, may not be available for all policies, may not be available in all states, and may not be available in combination with other optional benefits available under the policy. It is largely for these reasons, and the fact that policy owners (prospective and actual) must take into account how the riders are suited to their individual needs—e.g., their anticipated need for liquidity and their financial needs and risk tolerance, that the Company has included prospectus disclosure that directs policy owners to consult with their respective registered representatives and tax advisors (particularly for qualified contracts) before electing either of the riders.

In addition, the Company has highlighted special considerations that a policy owner should be mindful of before electing either rider in bullet points that follow Please note throughout the descriptions of the Living Benefits Rider and the Retirement Income Choice Rider.

9.	Additional Features (pp. 33-46)

a.	Living Benefits Rider (p. 34): Please disclose which optional benefits the rider is not permitted with.

Response:	Disclosure has been added. (See page 43.)

b.	Withdrawal Guarantees (p. 35): The prospectus states that an investor can take withdrawals under either [the principal back or the for life] guarantee or alternate between the guarantees. It is unclear what is intended by this statement. For example, if an investor has exhausted principal through principal back compliant withdrawals, may that investor still withdraw funds under the for life guarantee Please revise the beginning of this section to clarify in plain English what is meant by stating an investor alternate between guarantees. For example, if a withdrawal that is compliant under one guarantee may nonetheless at the same time affect the other guarantee, the please state this clearly without reference to ambiguous phrases such as alternate between.

Response:

Policy owners do not elect to take withdrawals under either of the withdrawal guarantees under the rider. Rather, the Company accounts for all withdrawals while the rider is in effect by applying the two withdrawal guarantees. The withdrawal guarantees set different limits on 1the maximum withdrawal amount for a compliant withdrawal—i.e., 7% of the total withdrawal base for the principal back withdrawal guarantee, and 5% of the total withdrawal base for the for life withdrawal guarantee. Therefore, when a policy owner takes a withdrawal, it will have different consequences under each withdrawal guarantee.

The Company has revised the disclosure to more clearly present the operation of the withdrawal guarantees. (See page 44.)

c.	Adjusted Partial Withdrawals (p. 37): In the paragraph marked Please Note, the prospectus notes that gross partial withdrawals of the ‘principal back’ maximum annual withdrawal amount . . . will reduce the ‘for life’ total withdrawal base. Please clarify that withdrawals that are compliant under the principal back guarantee but are an excess withdrawal under the for life guarantee will reduce the for life total withdrawal base.

Response:	The Company has revised the disclosure as requested. (See page 46.)

d.	Portfolio Allocation Model (pp. 38-39): The supplement states that the insurer will transfer amounts from investment options chosen by the investor to various fixed income options to the extent [it] deems, at [its] sole discretion necessary to support the guarantees under the [living benefit] rider. The fifth full paragraph on page 38 does note that the insurer will use a mathematical model, but only to compare policy values and the guarantees under the rider. Please provide more specificity on the circumstances that determine when an investor’s money will be moved, at the insurer’s discretion.

Response:	We believe that the level of specificity requested is already provided in the final paragraph under the subheading “Portfolio Allocation Method,” which describes the circumstances when the Company will make transfers to the PAM investment choices and, generally, the circumstances under which policy value transferred to the PAM investment choices will be transferred back to a policy owner’s investment choices. This same disclosure has been in other prospectuses for some years, after prior reviews by the SEC staff. Therefore, we respectfully submit that the requested elaboration on the current disclosure is unnecessary. (See page 48.)

e.	Portfolio Allocation Model (p. 38): The prospectus notes that the insurer may at its discretion withdraw an investor’s funds from a fixed account PAM investment option before the end of a guarantee period. Please disclose whether the investor will be subject to an excess interest adjustment in this situation. If so, please also note in the beginning of the Living Benefits section that the investment discretion the insurer reserves may result in early withdrawal penalties from the fixed investment options in which the insurer has chosen to invest.

Response:	There are no excess interest adjustment or penalties for such transfers.

f.	Automatic Step-Up Opt Out (p. 41): Please clarify whether a contract owner must opt out of the Automatic Step-Up annually or whether an opt out is effective for future rider anniversaries.

Response:	The disclosure has been revised to clarify that one opt-out is not effective for future rider anniversaries. (See page 51.)

g.	Designated Investment Choices (p. 42): Please disclose whether you reserve the right to terminate an option and, if so, what happens. Also, if you do reserve the right to terminate an option and substitute investment options, please also disclose that such a substitution may be subject to SEC approval.

Response:	The disclosure has been revised. (See page 52.)

h.	Rider Death Benefit Option (p. 42): It is unclear whether the base policy death benefit includes death benefits offered under other riders. Accordingly, please designate clearly what is meant by base policy death benefit.

Response:	The “base policy” death benefit is described on page 34 of the prospectus.

i.	Rider Death Benefit Option (p. 42): Please revise this discussion for plain English in order to clearly describe to an investor the value of the benefit (i.e., under what circumstances would the benefit provide value to an investor). Also please include a discussion that compares the features of the various optional death benefits and describes the factors an investor should consider when deciding on which optional death benefit to select.

In this discussion, also disclose whether the Rider Death Benefit Option is available for selection when the contract owner has also selected either the Annual Step-Up Death Benefit or the Return of Premium optional death benefits. If not, then clearly state so. If an investor can choose both the Rider Death Benefit and one of the optional death benefits, please discuss circumstances under which an investor should or should not choose the Rider Death Benefit in conjunction with each of those optional death benefits.

Response:

The Company has revised the disclosure in response to this comment.

The Company respectfully submits that the bullet points under the heading Rider Death Benefit Adjustments highlight aspects of the rider death benefit (and the way it operates) to evaluate when deciding on a death benefit option available under the policy. (See page 53.)

A policy owner who has chosen either of the guaranteed minimum death benefits available under the policy may also elect the optional death benefit under the Retirement Income Choice rider. The additional death benefit payable under the rider death benefit option is based on the difference between the rider death benefit and the guaranteed minimum death benefit that applies to an owner’s policy. Generally, then, the greater the amount of the death benefit provided under a guaranteed minimum death benefit (as measured by the increase over the premiums paid) the less the likelihood of a payout under the rider death benefit option.

j.	Rider Death Benefit Adjustments (p. 43): Please disclose whether contract owners continue to pay the fee associated with the Retirement Income Choice Rider Death Benefit Option in the event that excess withdrawals eliminate the additional death benefit .

Response:	The disclosure has been revised as requested. (See page 53.)

k.	Income Enhancement Option (p. 43): Please disclose whether the Elimination period and the Waiting period can run concurrently.

Response:	The Income Enhancement Option will not be offered under the Retirement Income Choice rider available under this policy. Accordingly, the disclosure about that option has been removed from the prospectus.

l.	Income Enhancement Option (p. 43): Please clarify whether a contract owner must wait 12 months or more in order to access this benefit again after the initial confinement has ceased. Also, please disclose whether the contract owner would be paying fees throughout this period.

Response:	See response to Comment 9.k. above.

10.	Other Information

Please include a full discussion of the rights of an investor under a Right to Cancel Period. This discussion should correspond to and elaborate on the disclosure presented in the summary on page 8.

Response:	The Company has complied with this comment. (See page 54.)

11.	Tandy Representations

We urge all persons who are responsible for accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to the registrant’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:	The Company acknowledges that, notwithstanding your comments:

o	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

o	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

o	the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*  *  *  *

I trust that the responses provided in this letter address your comments adequately. If you have any questions regarding these responses, please contact the undersigned at 319-355-8330. Thank you very much for your assistance with this filing.

Sincerely,

/s/ Darin D. Smith
Darin D. Smith, Esq.
General Counsel
Transamerica Capital Management Division
Transamerica Financial Life Insurance Company

cc:	Craig Ruckman
Frederick R. Bellamy